SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
[Rule 13d-101]
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO section 24.13d-1
(a) AND AMENDMENTS THERETO FILED PURSUANT TO section 240.13D-2(a)
(Amendment No. 2)*

STEREOTAXIS, INC.
________________________________________
(Name of Issuer)

Common Stock, $0.001 Par Value
________________________________________
(Title of Class of Securities)

85916J409
________________________________________
(CUSIP Number)

Attention: Dr. Nathan Fischel
DAFNA Capital Management, LLC
10990 Wilshire Boulevard, Suite 1400
Los Angeles, California 90024
310-954-3200

________________________________________
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 6, 2017
________________________________________
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
(Continued on following pages)
(Page 1 of 6 pages)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSON

DAFNA Capital Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(A)  [ ]
(B)  [ ]

3.	SEC USE ONLY


4.	SOURCE OF FUNDS
AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e)

[ ]


6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,280,212 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

2,280,212 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,280,212 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES

[ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.99%(2)

14.	TYPE OF REPORTING PERSON

IA

(1) Consists of 1,372,862 shares of common stock ("Common Stock") and 907,350 shares of Common Stock issuable upon conversion of preferred stock of Stereotaxis, Inc., a Delaware corporation (the "Issuer"), held by funds (the "Funds"), of which DAFNA Capital
Management, LLC, a Delaware limited liability company ("DAFNA"), is the investment manager and general partner. Excludes 11,521,733 shares of Common Stock issuable upon conversion of preferred stock as well as shares of Common Stock issuable upon exercise of warrants held by the Funds as a result of the Ownership Cap described herein. See Item 5 of Amendment No. 1 to the Schedule 13D for further details.



(2) See Item 5 of Amendment No. 1 to the Schedule 13D.


1.	NAMES OF REPORTING PERSON

Dr. Nathan Fischel

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(A)  [ ]
(B)  [ ]

3.	SEC USE ONLY


4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e)

[ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Austria citizen (U.S. permanent resident)

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,280,212 (3)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

2,280,212 (3)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,280,212 (3)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES

[ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.99% (4)

14.	TYPE OF REPORTING PERSON
IN, HC

(3) Consists of 1,372,862 shares of Common Stock and 907,350 shares of Common Stock issuable upon conversion of preferred stock held by the Funds. Dr. Nathan Fischel is the Chief Executive Officer of DAFNA, which is the investment manager and general partner of each of the Funds. Excludes 11,521,733 shares of Common Stock issuable upon conversion of preferred stock as well as shares of Common Stock issuable upon exercise of warrants held by the Funds as a result of the Ownership Cap described herein. See Item 5 of Amendment No. 1 to the
Schedule 13D for further details.

(4) See footnote (2) above.

1.	NAMES OF REPORTING PERSON

Dr. Fariba Ghodsian

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(A)  [ ]
(B)  [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEMS 2(d) OR 2(e)

[ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,280,212 (5)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

2,280,212 (5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,280,212 (5)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES

[ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.99% (6)

14.	TYPE OF REPORTING PERSON

IN, HC

(5) Consists of 1,372,862 shares of Common Stock and 907,350 shares of Common Stock issuable upon conversion of preferred stock held by the Funds. Dr. Fariba Ghodsian is the Chief Investment Officer of DAFNA, which is the investment manager and general partner of each of the Funds. Excludes 11,521,733 shares of Common Stock issuable upon conversion of preferred stock as well as shares of Common Stock issuable upon exercise of warrants held by the Funds as a result of the Ownership Cap described herein. See Item 5 of Amendment No. 1 to the
Schedule 13D for further details.


(6) See footnote (2) above.




Item 4.		Purpose of Transaction

Item 4 is hereby amended and restated to add the following:



On February 6, 2017, the Issuer announced that the Board appointed
(i) Dr. Nathan Fischel, CEO of DAFNA Capital Management, LLC, as a director, effective immediately, and (ii) Mr. David Fischel, an employee of DAFNA Capital Management as Acting CEO and Chairman of the Board, effective immediately. These collectively are termed the "Appointments".

The transactions contemplated by the SPA and the certificate of designations and the Appointments have resulted, or are likely to result in, certain actions specified in Items 4(a) through (j) of
Schedule 13D, including changes in the present Board, changes in the Issuer's charter and material changes in the present capitalization of Issuer, each as described above, and may result in the acquisition of additional shares of Common Stock by the Reporting Persons.

The Reporting Persons expect to continue to have discussions with the Issuer's management and other members of the Board. Depending on various factors, including, without limitation the outcome of any discussions referenced above, the Reporting Persons may, from time to time, determine to increase or decrease their respective ownership of Common Stock or engage in any of the events set forth in Items 4(a) through (j) of Schedule 13D.

Except as otherwise provided herein, the Reporting Persons currently have no intention of engaging in any of the events set forth in Items 4(a) through (j) of Schedule 13D. The Reporting Persons reserve the right to formulate specific plans or proposals with respect to, or to change each of their intentions regarding, any or all of the statements herein.








SIGNATURES
After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  February 6, 2017

DAFNA CAPITAL MANAGEMENT, LLC


By: /s/ Nathan Fischel
________________________________________
Name: Dr. Nathan Fischel
Its: Chief Executive Officer


  /s/ Nathan Fischel
________________________________________
Nathan Fischel, MD, CFA


   /s/ Fariba Ghodsian
________________________________________
Fariba Ghodsian, Ph.D., MBA